Exhibit 99.13

900-885 West Georgia Street
Vancouver, BC, Canada, V6C 3H1
PH 1-604-687-5700 FX 1-604-687-6314
WEB: www.continentalenergy.com
EMAIL: mail@continentalenergy.com

I N F O R M A T I O N

C I R C U L A R

As at 27 October 2014

FOR THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS
To Be Held On 5 December 2014

SOLICITATION OF PROXIES

This information circular (“Information Circular”) is furnished in connection with the solicitation of proxies by the management of Continental Energy Corporation (the “Company”) for use at the Annual General Meeting (the “Meeting”) of the Shareholders of the Company to be held at the time and place and for the purposes set forth in the Notice of Meeting and at any adjournment thereof. Except where otherwise indicated, the information contained herein is current at 27 October 2014 and said date is hereinafter referred to as the date of this Information Circular.

PERSONS OR COMPANIES MAKING THE SOLICITATION - The enclosed Form of Proxy is solicited by management. Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company does not reimburse Shareholders' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals, authorization to execute the Form of Proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. None of the directors of the Company have advised that they intend to oppose any action intended to be taken by Management as set forth in this Information Circular.

APPOINTMENT OF PROXIES - The persons named as proxyholder in the accompanying form of proxy were designated by the management of the Company ("Management Proxyholder"). A shareholder desiring to appoint some other person ("Alternate Proxyholder") to represent him at the Meeting may do so by inserting such other person's name in the space indicated or by completing another proper form of proxy. A person appointed as proxyholder need not be a shareholder of the Company. All completed proxy forms must be deposited with Computershare Investor Services Inc., 100 University Ave, 8th Floor, Toronto, Ontario M5J 2Y1, not less than forty-eight (48) hours, excluding Saturdays, Sundays, and holidays, before the time of the Meeting or any adjournment of it unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

REVOCATION OF PROXIES - Every proxy may be revoked by an instrument in writing: a) executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney, of the corporation; and b) delivered either to the registered office of the Company at any time up to and including the last business day preceding the day of the meeting or any adjournment of it, at which the proxy is to be used, or to the chairman of the meeting on the day of the meeting or any adjournment thereof, or in any other manner provided by law. Only registered shareholders have the right to revoke a Proxy. Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the Proxy on their behalf.

VOTING AND EXERCISE OF DISCRETION OF PROXIES - The proxyholder will vote for or against or withhold from voting the shares, as directed by a shareholder on the proxy, on any ballot that may be called for. In the absence of any such direction, the Management Proxyholder will vote in favour of matters described in the proxy. In the absence of any direction as to how to vote the shares, an Alternate Proxyholder has discretion to vote them as he or she chooses. The enclosed form of proxy confers discretionary authority upon the proxyholder with respect to amendments or variations to matters identified in the attached Notice of Meeting and other matters which may properly come before the Meeting. At present, Management of the Company knows of no such amendments, variations or other matters.

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NON-REGISTERED HOLDERS OF COMPANY’S SHARES - Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”) or in the US, CEDE & Co.) of which the Intermediary is a participant.

NOBO and OBO - Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as Non-Objecting Beneficial Owners (“NOBO’s”). Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as Objecting Beneficial Owners (“OBO’s”). In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) directly to the NOBO’s, and indirectly through Intermediaries to the OBO’s. The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

VOTING INSTRUCTION FORM - Meeting Materials sent to Beneficial Owners who have not waived the right to receive Meeting Materials are accompanied by a request for voting instructions, Voting Instruction Form (“VIF”). This form is instead of a proxy. By returning the VIF in accordance with the instructions noted on it, a Non-Registered Holder is able to instruct the Registered Shareholder how to vote on behalf of the Non-Registered Shareholder. VIF’s, whether provided by the Company or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF. In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Non-Registered Holders receiving a VIF cannot use that form to vote common shares directly at the Meeting. Non-Registered Holders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered. Should a Non-Registered Holder who receives a VIF wish to attend the Meeting or have someone else attend on his/her behalf, the Non-Registered holder may request a legal proxy as set forth in the VIF, which will grant the Non-Registered Holder or his/her nominee the right to attend and vote at the Meeting.

BROADRIDGE - Many brokerages and intermediaries now delegate the responsibility for obtaining voting instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically applies a special sticker to the VIF or proxy forms, mails those forms to the Beneficial Shareholders and requests Beneficial Shareholders to return the proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with a Broadridge sticker on it cannot use that proxy to vote Common Shares directly at the Meeting – the proxy must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted. All references to Shareholders in this Information Circular and the accompanying Form of Proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors and the appointment of auditors. For the purpose of this paragraph, “Person” shall include each person: (a) who has been a director or executive officer of the Company at any time since the beginning of the most recently completed financial year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

Visionaire Invest AS (“VIN”), a holder of 20 million Company common shares has an interest in Vote Issue 3: Sale of Norwegian Subsidiary, as it is intended that the Company sell its 51% interest in Visionaire Energy AS (“Visionaire”) to VIN. Due to this conflict of interest, VIN has indicated to the Company that it shall not vote on Vote Issue 3 as described below. See “Vote Issue 3: Sale of Norwegian Subsidiary.”

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On 24 October 2014 (the “Record Date”), there were 141,015,381 common shares issued and outstanding, each share carrying the right to one vote. Only Shareholders of record at the close of business on the Record Date will be entitled to vote in person or by proxy at the Meeting or any adjournment thereof. To the knowledge of the directors and executive officers of the Company, as at the date of this Information Circular, there are three (3) Shareholders who beneficially own, or control or direct, directly or indirectly, common shares carrying more than 10% of the voting rights of all of the Common Shares of the Company. These Shareholders are Visionaire Invest AS, a private Norwegian company with 20 million shares representing 14.2% of total issued shares and two Malaysian businessmen, each with 15 million shares, representing 10.6% each of the total issued shares.

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PARTICULARS OF MATTERS TO BE ACTED UPON

The Shareholders will be asked at the Meeting to consider and take action including voting in accordance with the Form of Proxy attached with regard to passing ordinary and special resolutions as may be required in regard to the following issues.

VOTE ISSUE – 1 : ELECTION OF DIRECTORS

The directors of the Company are elected at each Meeting and hold office until the next Meeting. In the event of resignation of a sitting director, the board of directors may act to appoint a replacement director until the next Meeting. The Company is currently authorized to have up to five directors.

At this Meeting, the Shareholders will be asked to vote to fix the number of Directors of the Company at four (4) for the forthcoming year and vote to elect a slate of directors for the forthcoming year to serve until the next Meeting or until his or her successor is elected or appointed, unless his or her office is earlier vacated. Nominees for election as directors at the Meeting as proposed by management are the individuals listed below and described in the preceding section. Management recommends a vote “For” each of its nominees. Other nominees or alternate nominees may be made from the floor at the Meeting. Management does not contemplate that any of its nominees will be unable to serve as a Director.

UNLESS SUCH AUTHORITY IS WITHHELD, THE MANAGEMENT PROXYHOLDER NAMED IN THE ENCLOSED FORM OF PROXY INTENDS TO VOTE TO FIX THE BOARD OF DIRECTORS AT FOUR (4) DIRECTORS AND FOR THE RE-ELECTION OF MANAGEMENT’S RECOMMENDED NOMINEES: 1) MR. RICHARD L. MCADOO, 2) MR. ROBERT V. RUDMAN, 3) MR. PHILLIP B. GARRISON, AND THE ELECTION OF MANAGEMENT’S RECOMMENDED NOMINEE AS A NEW CANDIDATE, 4) MR. JOHN TATE.

The following table sets out the names of the Management nominees; their positions and offices in the Company; principal occupations; the period of time that they have been Directors of the Company; and the number of shares of the Company which each beneficially owns or over which control or direction is exercised.

NOMINEES FOR ELECTION OR RE-ELECTION AS A DIRECTOR
Number of Common Shares
Name, Municipality of Residence	Principal occupation and if not a previously elected	Director Since	beneficially owned or directly or
and Executive Position, if any	director, occupation during the past 5 years [1]		indirectly controlled [2]
Richard L. McAdoo [3]			9,579,158 shares
Jakarta, Indonesia.	Certified Petroleum Geologist	January 1999	5,000,000 options
Director, Chairman & CEO			1,540,000 warrants
Robert V. Rudman 3, 4, 5			3,752,000 shares
Naples, Florida	Canadian Chartered Accountant	December 2009	5,000,000 options
Director & CFO			750,000 warrants
Phillip B. Garrison 3, 4, 5	Independent Businessman &		No shares
Dubai, UAE	Certified Public Accountant	September 2007	1,000,000 options
Non-Executive Director			No warrants
John Tate	Businessman &		No shares
Dar es Salaam, Tanzania	Certified Public Accountant	New Nominee	No options
Non-Executive Director			No warrants

Notes:
1 See following section entitled “Resume of Company's candidates proposed for election and re-election as directors” for more detail.
2 Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at the Record Date, based upon information furnished to the Company by individual directors. Unless otherwise indicated, such shares are held directly.
3 Member of the reserves committee.
4 Member of the compensation committee.
5 Member of the audit committee.

On 15 September 2014, Johnny Christiansen resigned as a director of the Company in conjunction with the Company’s sale of its equity interest in Visionaire Energy AS of which he is the president and a director. David Yu has informed the Company that he shall not stand as a candidate for re-election to the board of directors at the 2014 annual general meeting scheduled for 5/12/2014 due to limitations on his time involving other business obligations.

No current director or director proposed for election:

(a)	except as noted below, is, or, within the ten years before the date of this Information Circular has been, a director, chief executive officer or chief financial officer of any issuer that:

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(i)

was the subject of a cease trade or similar order, or an order that denied the issuer access to any exemptions under securities legislation, for a period of more than 30 consecutive days while the Director was acting in that capacity,

(ii)

was subject to an event that resulted, after the Director ceased to be a director, chief executive officer or chief financial officer of the issuer, in the issuer being the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, and which resulted from an event that occurred while the Director was acting in that capacity;

(b)

is, as at the date of Information Circular, or has been within ten years before the date of the Information Circular, a director or executive officer of any company (including the Company) that, while the Director was acting in that capacity or within a year of the Director ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets; or

(c)

has, within the ten years before the date of this Management Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold the assets of that individual.

Cease Trade Orders
As a result of the delinquent filing of the Company’s audited annual consolidated financial statements for the fiscal year ended 30 June 2013 and subsequent quarterly filings, the British Columbia Securities Commission issued a cease trade order on 23 December 2013 and the Alberta Securities Commission issued a similar cease trade order on 26 March 2014. These orders prohibited the trading of the Company’s securities in Canada until the Company's 2013 annual and subsequent quarterly filings were brought current and revocation orders were issued by both Commissions. The delinquencies were cured by the Company and on 24 July 2014, the British Columbia Securities Commission and the Alberta Securities Commission both revoked their cease trade orders. Therefore one current director David Yu, and three directors nominated for re-election, Richard L. McAdoo, Robert V. Rudman, and Phillip B. Garrison were directors while the issuer was the subject of a cease trade order.

No current director or director proposed for election, within the ten years before the date of this Information Circular, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

The expertise and relevant educational background of the nominees for director are as follows:

Richard L. McAdoo holds a Bachelors and a Masters degree in Geology from Texas Tech University; and a Masters degree in Business Administration from Boston University. He is registered as a Certified Petroleum Geologist by the American Association of Petroleum Geologists. Actively involved in the international oil exploration and production business for the last 30 years, Mr. McAdoo has held a variety of technical and management positions in exploration and production for Mobil Oil Company, Phillips Petroleum Company, Jackson Exploration, Inc., Triton Energy Corporation, Tracer Petroleum Company, and others in many regions including the North Sea, Middle East, Africa, South America, FSU and Asia. Mr. McAdoo also currently serves as a director and as the Chief Executive Officer of Ruaha River Power Company Limited a partially owned subsidiary of the Company incorporated in Tanzania.

Robert V. Rudman is a Canadian Chartered Accountant, a former auditor with the firm of Price Waterhouse and a proven professional with more than thirty years of hands-on experience in the management and analysis of companies. As a senior member of Canadian and U.S. financial advisory firms, Mr. Rudman has been instrumental in arranging a wide range of debt and equity financings, in structuring a number of mergers and acquisitions, in developing strategic and operational business plans, and in the preparation and filing of all required regulatory reports. Mr. Rudman’s scope of experience includes both domestic and international transactions. His focus has been on the challenges facing early stage public companies. As an officer and director of an emerging high technology Canadian public company for a period of twelve years, Mr. Rudman served as the Chief Financial Officer, the Chief Executive Officer and as the Chairman of the Board.

Phillip B. Garrison is a resident of Dubai, United Arab Emirates. He is a graduate of the University of Oklahoma and holds an MBA from Southern Methodist University. He is a CPA registered in Texas. He is a past President of the American Business Council in Dubai and is a trustee of the American School of Dubai. After graduation from OU, Mr. Garrison began his career in 1975 in the Oklahoma City office of the public accounting firm of Arthur Young and Company before eventually becoming the Director of Tax in its Hong Kong office. In 1987 he joined Caltex (a Chevron-Texaco joint venture company) in its Irving, Texas office before being posted to Caltex’s Dubai office in 1994 as its Managing Director, responsible for downstream and marketing activities in the Middle East. In 2001 he founded Downstream Developments Inc. in Dubai and consults on and develops ventures for transportation and logistics, oil and gas infrastructure projects, and petroleum product marketing. Recently he has worked with the Falcon Group of Dubai, a FEDEX subcontractor in the Middle East and North Africa, as its Managing Director. He also worked with Specialist Group Dubai as its executive officer in charge of operations for its British Military contracts providing logistics, bulk fuels transportation, and waste management services in Iraq during that country’s conflict.

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John Tate is a senior executive with global experience in emerging and frontier markets gained in positions with major US multinational corporations, an early stage software company and a start-up copper mining and mineral processing company in Africa. He has been residing in Dar es Salaam, Tanzania, East Africa since 2007 where he serves as the Chief Executive Officer and Chairman of Kastan Mining PLC. Prior to his relocation to Africa, Mr. Tate was the Chief Financial Officer of a software as a service company in Cincinnati, Ohio. From 2000 to 2005, he was the Assistant Treasurer, Global Operations for a logistics and supply chain management company. His earlier business career involved 10 years with Ford Motor Credit Company and served in various senior financial positions in international postings in Korea, Thailand, and India. Mr. Tate earned a Bachelors and a Masters degree in finance at Colorado State University and he is a Certified Public Accountant. Mr. Tate currently serves as a director and as the Chief Financial Officer of Ruaha River Power Company Limited. As at the date of this Information Circular, the Company owns a 58.6% equity interest in Ruaha River Power Company Limited, and 41.4% is owned by Pan African Management and Development Company, Inc., a private company owned and controlled by Mr. Tate and his family.

VOTE ISSUE – 2 : APPOINTMENT OF AUDITOR

The Shareholders will be asked to appoint the auditor for the ensuing year and authorize the directors to fix the remuneration to be paid to the auditor. Management is recommending that shareholders vote to appoint Dale, Matheson, Carr-Hilton & Labonte LLP, Chartered Accountants, of Vancouver, British Columbia, as the Auditor of the Company. Dale, Matheson, Carr-Hilton & Labonte LLP is currently the auditor of the Company and was first appointed in October 2006.

UNLESS OTHERWISE INSTRUCTED, THE MANAGEMENT PROXYHOLDER NAMED IN THE ENCLOSED FORM OF PROXY INTENDS TO VOTE TO APPOINT DALE, MATHESON, CARR-HILTON & LABONTE LLP, CHARTERED ACCOUNTANTS, OF VANCOUVER, BRITISH COLUMBIA, AS THE AUDITOR OF THE COMPANY TO HOLD OFFICE FOR THE ENSUING YEAR AT A REMUNERATION TO BE FIXED BY THE DIRECTORS.

VOTE ISSUE – 3 : SALE OF NORWEGIAN SUBSIDIARY

On 4 June 2013, the Company acquired 51% of the shares of Visionaire Energy AS (“Visionaire”), a privately held Norwegian holding company by issuing 20 million of its common shares with a value of $900,000 based on then current market trading prices. As the Company has a controlling interest, Visionaire’s accounts were consolidated with those of the Company and a non-controlling interest was recorded in the consolidated statement of financial position. The principal assets of Visionaire are its shareholdings in two separate, privately owned, offshore oil and gas service providers, both based in Bergen, Norway. Visionaire owns a 49% equity interest in VTT Maritime AS and a 41% equity interest in RADA Engineering and Consulting AS. Visionaire maintains significant influence over both investments and both are accounted for using the equity method.

The allocation of the purchase price is as follows:

Fair value of the shares issued	$900,000
Cash acquired	(6,844)
Payable to related party assumed	1,711
Non-controlling interest	(69,635)
Equity income from affiliate	37,143
Value of investment on 30 June 2013	$862,375

The financial statement disclosure of the investment is as follows:

Value of investment on 30 June 2013	$862,375
Equity income (loss) from affiliate	(303,165)
Foreign currency translation	(142)
Carried value of investment on 30 June 2014	$559,068

Pursuant to a Sale & Purchase Agreement (see attached Schedule-C) dated 15 September 2014, with an effective date of 30 June 2014, the Company reached an agreement with Visionaire Invest AS (“VIN), the owner of 49% of Visionaire, to sell the Company’s 51% interest in Visionaire back to VIN for a sale price of $1,200,000. The sale price consists of $200,000 cash and the transfer of 20,000,000 common shares of the Company, originally issued to VIN upon acquisition of the 51% interest in Visionaire, back to the Company at an agreed value of $1,000,000. As a result of the agreement, the operations of Visionaire have been classified as discontinued operations held for sale.

Based on the $900,000 fair value of the 20 million Company shares issued to acquire the Norwegian subsidiary on 4 June 2013 and the disclosed financial statement carried value of the investment to 30 June 2014 of $559,068, the Company incurred a loss of $340,932.

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However, based on a sale price of $1,200,000 on 30 June 2014, the Company would incur a notional gain on the sale of the investment of $640,932.

The Company is a British Columbia corporation and Canadian securities regulation provides protection to minority shareholders in certain situations including related party transactions under Multilateral Instrument (MI) 61-101. As the purchaser of Visionaire is a significant Company shareholder, the sale is considered a related party transaction. Although British Columbia has not officially adopted MI 61-101, our Company recognizes that this securities regulation is generally accepted as the standard for Canadian companies. Under MI 61-101, certain situations involving related parties require an independent valuation report in respect to the asset being sold.

However, the sale of Visionaire by our Company to VIN is exempted from the valuation requirement under MI 61-101 based on two factors. As a public company that does not trade on a senior stock exchange including the Toronto Stock Exchange, our Company is exempt. In addition, there is a second exemption from the valuation requirement if the fair market value of the asset being sold is less than 25% of the seller’s stock market capitalization. Our Company is also entitled to this second exemption as both the seller and the buyer agreed that the fair market value of Visionaire is $1.2 million and 25% of our Company’s market capitalization is more than $1.7 million.

The price at which we agreed to sell Visionaire was based on many considerations taken by the board, and the independent directors, those not connected with VIN, determined that it was in the best interests of our Company to sell the asset to VIN at that price. The price and payment terms were determined by arm’s length negotiation.

From a practical standpoint, an independent valuation report of Visionaire at 30 June 2014 would be extremely difficult to prepare as VIN was effectively the only potential purchaser. In addition, one of the Company’s primary objectives of the sale transaction was to re-acquire the 20 million Company shares held by VIN to prevent these shares from being offered for sale in the public market. Therefore based on the increasing loss being incurred by our Norwegian subsidiary; the opportunity to recognize a notional gain on the sale of $640,932; and, to reacquire the 20 million Company shares, the board of directors made the decision to sell the Company’s equity interest in Visionaire subject to shareholder approval.

As MI 61-101 is the generally accepted standard for related party transactions in Canada by reporting companies, and as MI 61-101 requires a majority of the minority of Company shareholders to approve of related party transactions, our Company has agreed with VIN that it would not vote its 20 million shares of our Company in respect of the sale of Visionaire, so that all votes to be counted in the matter of the sale of Visionaire will be held by persons at arm’s length to VIN.

UNLESS OTHERWISE INSTRUCTED, THE MANAGEMENT PROXYHOLDER NAMED IN THE ENCLOSED FORM OF PROXY INTENDS TO VOTE IN FAVOUR OF THE SALE OF THE NORWEGIAN SUBSIDIARY.

OTHER BUSINESS

The Shareholders may or may not be asked to conduct other business as may be properly brought before the Meeting. Management has no plans to bring up other business at the Meeting and no knowledge of any such matters which may be properly brought up at the Meeting by others entitled to do so.

PHILOSOPHY AND OBJECTIVES IN COMPENSATION OF EXECUTIVES

The Company’s executive compensation program is designed to attract, motivate and retain high performing senior executives, encourage and reward superior performance and align the executives’ interests with those of the Company’s shareholders. The Company’s board of directors has delegated compensation matters to its Compensation Committee which recommends compensation to the Board for its approval. The Compensation Committee uses discretion and judgment when determining compensation levels as they apply to a specific executive. Individual compensation may be based on individual experience and performance or other criteria deemed important by the Compensation Committee. In order to meet the Company’s objectives, executive compensation is guided by:

  providing executives with an equity-based incentive plan, namely a stock option plan;

  aligning employee compensation with company corporate objectives; and

  attracting and retaining highly qualified individuals in key positions.

COMPENSATION ELEMENTS - An executive compensation policy has been established to acknowledge and reward the contributions of the executive officers to the Company’s success and to ensure competitive compensation, in order that the Company may benefit from the expertise required to pursue its objectives. The Company’s executive compensation policy is comprised of both fixed and variable components. The variable components include equity and non-equity incentive plans. Each compensation component has a different function, but all elements are intended to work in concert to maximize company and individual performance by establishing specific, competitive operational and financial goals and by providing financial incentives to employees based on their level of attainment of these goals. The Company’s current executive compensation program is comprised of the following four basic components:

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1.	base salary;

2.	non-equity incentives—consisting of a cash bonus linked to both individual and corporate performance;

3.	long-term compensation—consisting of stock options granted under the Company’s formal stock option plan; and

4.	other elements of compensation—consisting of benefits and perquisites.

Base Salary - Salaries of the Company’s executive officers are reviewed periodically by the Compensation Committee. In determining individual base salaries, the Compensation Committee takes into consideration individual circumstances that may include the scope of an executive’s position, location of employment, the executive’s relevant competencies, experience, performance, and retention risk.

Non-Equity Incentives - The Company has no formal short or long term non-equity incentive compensation plan having objective targets or measures in determining non-equity incentives, but instead periodically makes cash bonuses allocated and paid to one or more executives based on merit and individual accomplishment and contribution to advancing the Company’s project development and strategic objectives. The granting of cash incentives require the approval of both the Compensation Committee and the Board of Directors and are based upon an assessment of each individual’s performance in achieving significant value for the Company, specifically; an executive being instrumental in successfully negotiating a new property acquisition, arranging a financing, drilling a successful well, closing a corporate merger or acquisition, or playing a substantive role in a similar milestone event.

Long-Term Equity Compensation Plan - The Company has no formal long term equity compensation plan having objective targets or measures in determining equity incentives. As an alternative, incentive compensation paid to the Company’s executive officers consists exclusively of Option-Based awards pursuant to the Company’s formal “Stock Option Plan”. The Stock Option Plan permits the award of a number of options that varies in accordance with the contribution of the officers and their responsibilities and limits the amount of options which can be granted to a single person to 7.5% of the Company’s issued and outstanding shares and 15% of same to all related persons (directors, officers, and insiders) as a group. The total number of shares reserved and available for grant is 25,000,000.

The Company’s Stock Option Plan was established in order to attract and retain directors, executive officers and employees, who will be motivated to work towards ensuring the success of the Company. The Stock Option Plan was amended, restated and adopted by vote of the Shareholders at the Company’s annual general meeting on 30 November 2012 and remains in full force and effect at present.

The Board of Directors has full and complete authority to interpret the Stock Option Plan, to establish applicable rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the Stock Option Plan, provided that such interpretations, rules, regulations and determinations are consistent with the express provisions of the Stock Option Plan; rules of all stock exchanges and quotation systems on which the Company’s securities are then traded; and with all applicable securities legislation.

Individuals eligible to participate under the Stock Option Plan will be determined by either the Board of Directors or the Compensation Committee. Options granted under the Stock Option Plan may be exercised at any time within a maximum period fixed at the date of their grant but not more than 5 years (the ‘‘Outside Expiry Date’’). The Board of Directors or the Compensation Committee, as the case may be, designates, at its discretion, the individuals to whom stock options are granted under the Stock Option Plan and determines the number of Common Shares covered by each of such options, the grant date, the exercise price of each option, the expiry date, the vesting schedule and any other matter relating thereto, in each case in accordance with the applicable rules and regulations of the regulatory authorities. To encourage retention and focus management on developing and successfully implementing the continuing growth strategy of the Company, stock options generally vest immediately but may vest over a specified period of months. The Board of Directors or the Compensation Committee, as the case may be, takes into account previous grants of options when considering new grants. The price at which the common shares may be purchased may not be lower than the closing price of the Common Shares on the OTC-BB on the last five trading days preceding the date of grant of the options.

Pension Plan Benefits - The Company does not currently have, nor does it expect to implement during the forthcoming fiscal year, any formal pension plans that provide for payments or benefits at, following, or in connection with retirement.

Share-Based Awards - The Company does not currently have, nor does it expect to implement during the forthcoming fiscal year, any formal short or long term share-based award plans that provide for any direct grants and issues of Company securities to its executives as compensation.

COMPENSATION OF NAMED EXECUTIVE OFFICERS

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers”):

(a)	the Company’s chief executive officer (“CEO”);

(b)	the Company’s chief financial officer (“CFO”);

(c)

each of the Company’s most highly compensated individuals, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than CDN$150,000 for that financial year; and

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(d)

any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an executive officer of the company, nor acting in a similar capacity, at the end of the most recently completed financial year.

COMPENSATION OF NAMED EXECUTIVE OFFICERS - As at 30 June 2014, the end of the most recently completed financial year of the Company, the Company had two Named Executive Officers. The names and positions each holds within the Company are set out in the following table. A summary of compensation paid or accrued to the benefit of each Named Executive Officer during the fiscal year ended 30 June 2014 is set out within the following “Summary Compensation Table”. The Company reports its financial statements in US dollars and therefore all amounts therein are reported in US dollars.

SUMMARY TABLE - COMPENSATION OF NAMED EXECUTIVE OFFICERS
					Non-Equity Incentive				Total
Name and Principal	Fiscal Year	Salary	Share-Based	Options-Based	Plan Compensation		Pension	All Other	Compensation
Position	Ended		Awards (1)	Awards (1)	Annual	Long-Term	Value	Compensation	(US$)
Richard L. McAdoo Chairman & CEO	30/06/2014	$150,000	Nil	Nil	Nil	Nil	Nil	Nil	$150,000
Robert V. Rudman CFO	30/06/2014	$120,000	Nil	Nil	Nil	Nil	Nil	Nil	$120,000

Notes:

1 The value of any share-based and option-based awards reflects the fair value of options granted on the dates of each grant. The fair value is computed using the Black Scholes option pricing model with the following weighted average assumptions: a) an average risk-free interest rate; b) expected years of life of the option; c) the price of the stock on the grant date; d) expected volatility expressed as a percentage; and e) an assumption of no expected dividend payments. The Black Scholes model is used to compute option fair values because it is the most commonly used option pricing model and is considered to produce a reasonable estimate of fair value. There is no difference between the fair-value of the options as calculated in the table above and the fair-value calculated in accordance with IFRS 2.

VALUE OF OUTSTANDING AND UNEXERCISED SHARE-BASED AND OPTION-BASED AWARDS - The following table sets forth information for each Named Executive Officer regarding all unexercised Option-Based and Share-Based compensation outstanding at the end of the most recently completed financial year.

SUMMARY TABLE - OUTSTANDING OPTION & SHARE BASED AWARDS TO NAMED EXECUTIVE OFFICERS
		Stock Options			Share-Based Awards
Named	Number of securities	Stock Option	Stock Option	US$ Value of	Number of shares or	Market or payout
Executive	underlying	Exercise	Expiration	"In-the-Money"	units of shares that	US$ value of share-
Officer	unexercised options	Price (US$)	Date	Options (1)	have not vested	based awards that
						have not vested
Richard L. McAdoo	1,000,000	0.05	31/12/2015	Nil	Nil	Nil
Chairman & CEO	4,000,000	0.05	31/03/2015
Robert V. Rudman	1,000,000	0.05	31/12/2015	Nil	Nil	Nil
CFO	4,000,000	0.05	31/03/2015

Notes: (1) The closing price of the Company’s common shares on the OTC Bulletin Board at fiscal year-end 30 June 2014 was US$0.05. Fully vested but outstanding and not yet exercised options are "in-the-money" only if the days stock trading price is higher than the option exercise price. In such case the "in-the-money" value is calculated based on the difference between the market value of the securities underlying the option at the end of the fiscal year, and the exercise price of the option. All of the options indicated are fully vested and were fully vested on grant.

COMPENSATION FROM AWARDS, NON-EQUITY INCENTIVES, & PENSION PLANS - The following table sets forth information for each Named Executive Officer regarding compensation vested from Option-Based and Share-Based awards and earned from Non-Equity Incentive Plans and Pension Plans compensation during the most recently completed fiscal year ended 30 June 2014

Continental Energy Corporation - AGM 2014	Information Circular	Page 8 of 25

SUMMARY TABLE - OFFICERS INCENTIVE & PENSION PLAN AWARDS: VALUE VESTED OR EARNED DURING THE YEAR
			(3) Non-Equity Incentive	(4) Pension Plan
Named	(1) Option-Based Awards	(2) Share-Based Awards	Plan Compensation	Compensation
Executive	US$ Value Vested	US$ Value Vested	US$ Value Earned	US$ Value Earned
Officer	During the Year	During the Year	During the Year	During the Year
Richard L. McAdoo	Nil	Nil	Nil	Nil
Chairman & CEO
Robert V. Rudman	Nil	Nil	Nil	Nil
CFO

Notes:

1 The Company awards incentive stock options which are fully vested on grant.
2 The Company has no plan under which it grants Share-Based Awards, and no such awards were made or vested during the year.
3 The Company has no Non-Equity Incentive Plan, and no such awards were made or earned during the year.
4 The Company has no Pension Plan, and no such awards or contributions were made or earned during the year.

COMPENSATION PAYABLE ON TERMINATION OF EMPLOYMENT - The following table sets forth information for each Named Executive Officer regarding compensation to be paid in connection with termination of employment Without Cause, Due to Change of Control, and Resignation. The value of earned/unused vacation and amounts owing for expense reimbursement are not included as they are not considered as ‘‘incremental’’ payments made in connection with termination of employment.

SUMMARY TABLE - OFFICERS TERMINATION OF EMPLOYMENT COMPENSATION
Named	(1) Termination Without Cause	(2) Termination On Change of	Resignation
Executive	Provision Value, US$	Control Provision Value, US$	Provision Value, US$
Officer
Richard L. McAdoo	Nil	Nil	Nil
Chairman & CEO
Robert V. Rudman	Nil	Nil	Nil
CFO

Notes:

1 There are no Company policies and no provisions in the Company’s employment agreements with its Named Executive Officers for incremental payments to be made to them by the Company in the event of termination of employment “Without Cause”.

2 There are no Company policies and no provisions in the Company’s employment agreements with its Named Executive Officers for incremental payments to be made to them by the Company in the event of termination of employment “On Change of Control” of the Company.

COMPENSATION OF DIRECTORS

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the Company’s Stock Option Plan. During the most recently completed financial year, the Company made no new grants of incentive stock options. No cash compensation was paid to any director of the Company for the director’s services as a director during the most recently completed financial year, other than the reimbursement of out-of-pocket expenses.

COMPENSATION OF DIRECTORS - As at 30 June 2014, the end of the most recently completed financial year of the Company, the Company had five Directors, two of whom, the CEO and the CFO were Named Executive Officers, and did not receive any additional compensation for their services as directors. Their compensation as Named Executive Officers is set forth in the summary table above for executives. Three Directors were Non-Executive Directors and two of whom were Independent. Their names are set out under the following “Summary Compensation Table”. The Company reports its financial statements in US dollars and therefore all amounts therein are reported in US dollars.

SUMMARY TABLE - COMPENSATION OF DIRECTORS

Continental Energy Corporation - AGM 2014	Information Circular	Page 9 of 25

	Fees	Share-Based	Options-Based	Non-Equity	Pension	All Other	Total
Name of Director	Earned	Awards	Awards (1)	Incentive Plan	Value	Compensation	Compensation
				Compensation			(US$)
Philip B. Garrison
Non-Executive &	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Independent Director
David T.W. Yu
Non-Executive &	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Independent Director
Johnny Christiansen
Non-Executive Director	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1) The value of any share-based and option-based awards reflects the fair value of options granted on the dates of each grant. The fair value is computed using the Black Scholes option pricing model with the following weighted average assumptions: a) an average risk-free interest rate; b) expected years of life of the option; c) the price of the stock on the grant date; d) expected volatility expressed as a percentage; and e) an assumption of no expected dividend payments. The Black Scholes model is used to compute option fair values because it is the most commonly used option pricing model and is considered to produce a reasonable estimate of fair value. There is no difference between the fair-value of the options as calculated in the table above and the fair-value calculated in accordance with IFRS 2.

DIRECTOR VALUE OF OUTSTANDING AND UNEXERCISED SHARE-BASED AND OPTION-BASED AWARDS - The following table sets forth information for each non-executive and independent Director regarding all unexercised Option-Based and Share-Based compensation outstanding at the end of the most recently completed financial year.

SUMMARY TABLE - OUTSTANDING OPTION & SHARE BASED AWARDS TO DIRECTORS
		Stock Options			Share-Based Awards
Named	Number of securities	Stock Option	Stock Option	US$ Value of	Number of shares or	Market or payout
Executive	underlying	Exercise	Expiration	"In-the-Money"	units of shares that	US$ value of share-
Officer	unexercised options	Price (US$)	Date	Options (1)	have not vested	based awards that
have not vested
Philip B. Garrison
Non-Executive &	1,000,000 (1)	0.05	31/12/2015	Nil	Nil	Nil
Independent Director
David T.W. Yu
Non-Executive &	1,000,000 (1)	0.05	31/12/2015	Nil	Nil	Nil
Independent Director
Johnny Christiansen	Nil	Nil	Nil	Nil	Nil	Nil
Non-Executive Director

Notes: (1) The closing price of the Company’s common shares on the OTC Bulletin Board at fiscal year-end 30 June 2014 was US$0.05. Fully vested but outstanding and not yet exercised options are "in-the-money" only if the days stock trading price is higher than the option exercise price. In such case the "in-the-money" value is calculated based on the difference between the market value of the securities underlying the option at the end of the fiscal year, and the exercise price of the option. All of the options indicated are fully vested and were fully vested on grant.

DIRECTOR COMPENSATION FROM AWARDS, NON-EQUITY INCENTIVES, & PENSION PLANS - The following table sets forth information for each non-executive and independent Director regarding compensation vested from Option-Based and Share-Based awards and earned from Non-Equity Incentive Plans and Pension Plans compensation during the most recently completed fiscal year ended 30 June 2014.

SUMMARY TABLE - DIRECTOR INCENTIVE & PENSION PLAN AWARDS: VALUE VESTED OR EARNED DURING THE YEAR
	(1) Option-Based Awards	(2) Share-Based Awards	(3) Non-Equity Incentive	(4) Pension Plan
			Plan Compensation	Compensation
Director	US$ Value Vested	US$ Value Vested	US$ Value Earned	US$ Value Earned
	During the Year	During the Year	During the Year	During the Year
Philip B. Garrison
Non-Executive &	Nil	Nil	Nil	Nil
Independent Director

Continental Energy Corporation - AGM 2014	Information Circular	Page 10 of 25

David T.W. Yu
Non-Executive &	Nil	Nil	Nil	Nil
Independent Director
Johnny Christiansen
Non-Executive Director	Nil	Nil	Nil	Nil

Notes:

1 The Company awards incentive stock options which are fully vested on grant.
2 The Company has no plan under which it grants Share-Based Awards, and no such awards were made or vested during the year.
3 The Company has no Non-Equity Incentive Plan, and no such awards were made or earned during the year.
4 The Company has no Pension Plan, and no such awards or contributions were made or earned during the year.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER ALL EQUITY COMPENSATION PLANS

The only equity compensation plan under which the Company issues its own securities is its Stock Option Plan. The following table sets out information as at the date of this Information Circular with respect to compensation plans under which equity securities of the Company are authorized for issuance against exercise of stock options.

(1) Number of securities remaining
	Number of securities to be	Weighted-average	available for future issuances at the
Plan Category	issued upon exercise of	exercise price of	date of this circular (excluding
	outstanding options	outstanding options	securities reflected in column (a)
	(a)	(b)	(c)
Equity compensation plan amended, restated and approved by security holders on 30 November 2012 as the Company’s Stock Option Plan	15,800,000	US$ 0.05	9,200,000
Equity compensation plans not approved by security holders	nil	Nil	nil
Totals	15,800,000	US$ 0.05	9,200,000

Notes:

1The Company’s Stock Option Plan provides for a total number of common shares reserved and available for grant as options under the plan at 25,000,000 shares.

MANAGEMENT CONTRACTS

Management functions of the Company and its subsidiaries are not performed by anyone other than Directors or Named Executive Officers of the Company.

INDEBTEDNESS TO COMPANY OF DIRECTORS AND EXECUTIVE OFFICERS

None of the Directors, executive officers, employees, or proposed nominees for election as directors or their associates has been indebted to the Company during the most recently completed financial year.

Continental Energy Corporation - AGM 2014	Information Circular	Page 11 of 25

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, no informed person of the Company, nominee for election as a director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries. An ‘informed person” means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if and for so long as, it has purchased, redeemed or otherwise acquired any of its shares.

Mr. Johnny Christiansen as the founder and CEO of Visionaire Invest AS (“VIN”) exercises control and direction over the 20 million voting common shares of the Company owned by VIN and he has a substantial interest in those shares through his 29% ownership of VIN. Based on the 141,015,381 common shares issued and outstanding on the Record Date, the 20 million shares owned by VIN represents a 14.2% equity interest. The Company’s share-swap transaction with VIN resulting in the issuance of the 20 million shares was completed on 4 June 2013 and Johnny Christiansen joined the Company’s Board of Directors on 18 June 2013.

As stated above in Vote Issue – 3, Sale of Norwegian Subsidiary and pursuant to a Sale & Purchase Agreement (see attached Schedule-C) dated 15 September 2014, with an effective date of 30 June 2014, the Company reached an agreement with VIN to sell its 51% interest in Visionaire Energy AS (“Visionaire”) back to VIN. The sale price consists of $200,000 cash and the transfer of 20,000,000 Company shares back to the Company at an agreed value of $1,000,000. On 12 September 2014, the Company’s Board of Directors consented to and adopted resolutions approving the sale of Visionaire and accepting the resignation of Johnny Christiansen as a Company Director effective 15 September 2014. As the Chief Executive Officer of VIN, Johnny Christiansen declared a conflict of interest and abstained from any vote on the sale of the Company’s Norwegian subsidiary.

AUDIT COMMITTEE

National Instrument 52-110 of the Canadian Securities Administrators (“NI 52-110”) requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following.

Composition of the Audit Committee - The Company’s audit committee during the most recently completed financial year consisted of three directors: Robert V. Rudman, Philip B. Garrison, and David T. W. Yu. As defined in NI 52-110, Philip B. Garrison, and David T. W. Yu are both “independent”. Robert V. Rudman is CFO of the Company and is therefore not independent. Also as defined in NI 52-110, all of the audit committee members are “financially literate”.

Relevant Education and Experience - Details of the relevant education and experience of each audit committee member are disclosed above under “Resumes of Company’s Candidates for election and re-election as Directors” except for David T.W. Yu whose resume is as follows:

David T.W. Yu, a resident of Hong Kong, is an experienced independent financial professional with thirty years of experience in the securities, commodities, bullion, and foreign exchange trading business in Hong Kong. He has been employed by Rothschild & Sons, Shearson American Express, and Citibank. Recently Mr. Yu has led negotiations that led to long term intergovernmental oil supply agreements between the Chinese government and oil producing nations in Africa in exchange for Chinese government backed investment in economic development, trade and infrastructure projects. He is currently working on similar projects in South America and West Africa.

Audit Committee Charter - The Company has adopted a Charter of the Audit Committee of the Board of Directors, which is attached as Schedule “A” to this Information Circular.

Audit Committee Oversight - During the most recently completed financial year, the Company’s Board of Directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

Reliance on Certain Exemptions - During the most recently completed financial year, the Company has not relied on the exemptions contained in section 2.4 or under part 8 of NI 52-110. Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Part 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of NI 52-110, in whole or in part.

Pre-Approval Policies and Procedures - The audit committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Company’s Board of Directors, and where applicable the audit committee, on a case-by-case basis.

External Auditor Service Fees

In the following table, “audit fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year. “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related

Continental Energy Corporation - AGM 2014	Information Circular	Page 12 of 25

services that are reasonably related to the performance of the audit or review of the Company’s financial statements. “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories. The Company reports its financial statements in US dollars and therefore all amounts therein are reported in US dollars. The fees paid by the Company to its auditor during the two most recently completed financial years, by category, are as follows:

Year Ended	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
30 June 2014	$30,000(1)	$3,000(1)	Nil	Nil
30 June 2013	$22,000	$3,000(2)	Nil	Nil

Notes:

1 Estimate.

2 Review and preparation related FYE filings for US SEC including Form 20F.

Exemption

The Company is relying on the exemption provided by section 6.1 of NI 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

STATEMENT OF CORPORATE GOVERNANCE PRACTICE

The Canadian Securities Administrators have issued guidelines on corporate governance disclosure for venture issuers as set out in Form 58-101F2 (the “Disclosure”). The Disclosure addresses matters relating to constitution and independence of directors, the functions to be performed by the directors of a company and their committees and effectiveness and evaluation of proposed corporate governance guidelines and best practices specified by the Canadian securities regulators. The Company’s approach to corporate governance in the context of the specific Disclosure issues outlined in Form 58-101F2 is set out in the attached Schedule “B”.

OTHER MATTERS

It is not known if any other matters will come before the Meeting other than set forth above and in the Notice of Meeting, but if such should occur, the persons named in the accompanying Proxy intend to vote on any poll, on such matters in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment thereof.

ADDITIONAL INFORMATION

Additional information regarding the Company is available on SEDAR at www.sedar.com. Shareholders can obtain copies of the Company’s financial statements and management discussion and analysis of financial results by sending a request in writing to the Company at 900-885 West Georgia Street, Vancouver, BC, Canada, V6C 3H1. Financial information regarding the Company is provided in the Company’s audited financial statements for the years ended 30 June 2014 and 2013 and in the accompanying management discussion and analysis, both of which are available on SEDAR at www.sedar.com.

DATED at 27 October 2014.

(signed)

Richard L. McAdoo,
Director, CEO & Chairman

Continental Energy Corporation - AGM 2014	Information Circular	Page 13 of 25

SCHEDULE - A: AUDIT COMMITTEE CHARTER

CONTINENTAL ENERGY CORPORATION
Audit/Conflicts Committee Charter
Last Revised 22-Nov-05

  Purpose

The Audit/Conflicts Committee (the "Committee") of Continental Energy Corporation (the "Company") will:

A.	assist the Company's Board of Directors (the "Board") in its oversight of:

1.	the integrity of the Company's financial statements, and disclosure and other internal control processes; and

2.	the Company's compliance with ethics policies, and legal and regulatory requirements;

B.	select, retain, compensate, oversee and evaluate the independent auditor;

C.	select, appoint and evaluate personnel to perform the Company's internal audit function as and when, in the opinion of the Committee such become necessary and justified;

D.	provide oversight on the Company's guidelines and policies for assessment and management of financial risk, and any other matters as the Board or the Committee deems appropriate; and

E.	review transactions involving the Company or its majority owned or controlled subsidiaries that the Board believes may involve conflicts of interest.

  Organization and Meetings

A.	The Committee will consist of at least three Directors, including a Chairperson, each of whom:

1.

will meet the applicable independence and experience requirements of any applicable or relevant stock exchange or listing authority, the British Columbia Securities Commission, the USA federal securities laws (as amended by the Sarbanes-Oxley Act of 2002) and the rules and regulations of the U.S. Securities and Exchange Commission ("SEC");

2.	will be, in the Board's judgment, financially literate; and

3.

will not simultaneously serve on the audit committees of more than two other public companies, and will not serve as audit committee chairperson for more than one other public company, unless, in each case, the Board of Directors determines that such simultaneous service would not impair the ability of such member to effectively serve on the Committee, and such determination is disclosed in the Company's annual report to shareholders.

B.	At least one member of the Committee will be an "audit committee financial expert" as defined by applicable regulations of the SEC.

C.	The Committee will meet as often as it determines, but not less frequently than annually.

D.

The Committee also will meet periodically with management and with applicable internal audit function personnel and with the independent auditor (without the participation of management), in separate executive sessions.

E.	The chairperson of the Committee, or a majority of the Committee members, may call a special meeting of the Committee.

F.	A majority of the members of the Committee, present in person or by means of conference telephone, shall constitute a quorum.

G.

The Committee may request that any directors, officers or employees of the Company, or any other persons whose advice and counsel are sought by the Committee, attend any meeting of the Committee to provide such pertinent information as the Committee may request.

H.	The Committee shall report regularly to the full Board with respect to its activities.

I.	The Committee may act through written resolutions circulated by any communications means appropriate provided that all members of the Committee sign, in counterpart, any minutes or actions taken.

J.	Written minutes of all Committee meetings and circular resolutions shall be kept and the minutes shall be maintained with the books and records of the Company.

  Responsibilities

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to determine that the Company's financial statements are complete, accurate, and in accordance with accounting principles generally accepted in the United States, or to plan or conduct audits. These are the responsibilities of management or the independent auditor. The Committee may amend this Charter from time to time as it deems appropriate, with Board approval.

A.	Selection and Oversight of Independent Auditor

The Committee will have the sole authority and responsibility to select, evaluate and, where appropriate, replace the independent auditor. The independent auditor will report directly to the Committee. The Committee will resolve disagreements between management and the independent auditor regarding financial reporting, and communicate to the independent auditor that he/she is

Continental Energy Corporation - AGM 2014	Information Circular	Page 14 of 25

ultimately accountable to the Committee. The Company will provide appropriate funding, as determined by the Committee, to compensate the independent auditor. The Committee will:

1.	review and evaluate the lead audit partner of the independent auditor team;

2.	ensure the rotation of the lead audit partner, and other professional personnel of the independent auditor involved in the audit, as required by law and regulation;

3.	consider whether to rotate the independent auditing firm on a regular basis;

4.	set clear hiring policies for employees or former employees of the independent auditor, in compliance with SEC regulations and stock exchange listing standards;

5.	meet with the independent auditor prior to the audit to discuss the planning and staffing of the audit; and

6.

pre-approve all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed by the independent auditor, subject to applicable de minimis exceptions for non-audit services. The Committee may delegate this authority to a subcommittee of one or more Committee members; provided, however, that such subcommittee decisions are subsequently presented to the full Committee.

B.	Assessment of Independence and Quality of Independent Auditor

The Committee will engage in an active dialogue with the independent auditor regarding any disclosed relationships or services that might impact the objectivity and independence of the independent auditor, and take appropriate action in response to the independent auditor's report to satisfy itself of the independent auditor's independence.

At least annually, the Committee will obtain and review a formal written report by the independent auditor describing:

1.	the auditing firm's internal quality-control procedures;

2.

any material issues raised by the most recent internal quality-control review, or peer review, of the independent auditor, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the independent auditor, and any steps taken to deal with any such issues; and

3.	all relationships between the independent auditor and the Company (in order to assess independence).

  Appointment of Personnel to Perform Internal Audit Function

The Committee annually will evaluate, and recommend to the Board of Directors, the election and appointment of the personnel to perform the Company's internal audit function and review and approve any applicable budget (or cost allocation), staffing and annual audit plan required in connection with the performance of the Company's internal audit function. The Committee will have separate direct lines of communication between itself and such internal audit function personnel and, with regard to litigation and legal and regulatory compliance, the General Counsel.

  Oversight of Financial Disclosure and Internal Controls

A.	The Committee will review and discuss with management, applicable internal audit function personnel and the independent auditor, as appropriate:

1.	the Company's annual audited financial statements and quarterly unaudited financial statements, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, the results of each quarterly review and annual audit by the independent auditor, and other matters

2.	required to be discussed with the independent auditor by relevant auditing standards, including the quality, not just the acceptability, of the accounting principles and underlying estimates used in the audited financial statements.

B.	The Committee will report to the Board whether it recommends that the most recent year's audited financial statements be included in the Form 10-K;

1.	any other SEC filings as the Committee deems appropriate, prior to filing;

2.	earnings press releases (including the use of pro forma or adjusted non-GAAP information) prior to release;

3.

financial information and earnings guidance provided to analysts and rating agencies (this discussion may be general, and need not take place prior to each instance in which such information is provided); and

4.	the integrity of the Company's accounting and financial reporting processes (both internal and external), including:

a.

all critical accounting policies and practices (including accounting estimates) to be used by the Company, including all major issues regarding accounting principles and financial statement presentations, and any significant changes in the Company's selection or application of accounting principles;

b.

analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments (including use of estimates) made in connection with the preparation of the financial statements, including any required analyses of the effects of alternative GAAP methods on the financial statements;

c.	the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company;

Continental Energy Corporation - AGM 2014	Information Circular	Page 15 of 25

d.	the results of the activities of the internal audit function personnel and the independent auditor, including major conclusions, findings and recommendations and related management responses;

e.	any material written communications between the independent auditor and management, including any management letters or schedules of unadjusted differences; and

f.

matters of audit quality and consistency, including required communications between the audit team and the independent auditor's national office respecting auditing or accounting issues arising during the engagement.

g.

management's assertions concerning disclosure controls and procedures; and its assessment of the effectiveness of internal controls as of the end of the most recent fiscal year, including the independent auditor's report thereon;

h.	the adequacy and effectiveness of internal controls, including any disclosures made to the Committee by the chief executive officer and/or chief financial officer of the Company, regarding:

i.	significant deficiencies in the design or operation of internal controls or any

j.	material weaknesses therein; and

k.	any fraud, whether or not material, involving management or other employees who have a significant role in the Company's internal controls; and

l.	any special audit steps adopted in light of material control deficiencies.

C.

The Committee will review and discuss, with the independent auditor, any audit problems or other difficulties encountered by the independent auditor in the course of the audit process, and management's response, including any:

1.	restrictions on the scope of the independent auditor's activities or on access to requested information;

2.	significant disagreements with management (and management's responses to such matters);

3.	accounting adjustments that were noted or proposed by the independent auditor but were passed (as immaterial or otherwise); and

4.	management or internal control letter issued, or proposed to be issued, by the independent auditor to the Company.

D.	The Committee will review:

1.	material litigation involving the Company and litigation involving officers and directors of the Company;

2.	the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the Company's financial statements;

3.	the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures,

4.	including the Company's risk assessment and risk management policies;

5.	major capital project post audit results; and

6.	such other matters as the Board or the Committee considers appropriate.

  Compliance and Investigations

The Committee will establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The Committee will receive corporate attorneys’ reports of evidence of a material violation of securities laws or breaches of fiduciary duty. In discharging its oversight role, the Committee is empowered to investigate any matter within the scope of its responsibility, with full access to all books, records, facilities and personnel of the Company. The Committee may request any officer or employee of the Company, or the Company’s outside counsel or independent auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

  Engagement of Experts and Advisors

The Committee will, as it deems appropriate, engage outside legal, accounting or other advisors, without the need for prior approval by the Board of Directors. The Company will provide appropriate funding, as determined by the Committee, for payment of applicable fees and expenses for these parties.

  Self-Assessment and Evaluation

The Committee will perform a review and evaluation, at least annually, of the performance of the Committee and its members, including a review of the Committee's compliance with this Charter. In addition, the Committee will review and reassess, at least annually, the adequacy of this Charter and recommend to the Board of Directors any improvements to this Charter that the Committee considers necessary. The Committee will conduct such evaluations and reviews in such manner as it deems appropriate.

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SCHEDULE-B : STATEMENT OF CORPORATE GOVERNANCE DISCLOSURE OF VENTURE ISSUER

The following description of the governance practices of the Company is provided in accordance with the guidelines of National Instrument 58-101, as set out in Form 58-101F2 (the “Form 58-101F2 Guidelines”). The Form 58-101F2 Guidelines address matters relating to constitution and independence of directors, the functions to be performed by the directors of a company and their committees and effectiveness and evaluation of proposed corporate governance guidelines and best practices specified by the Canadian securities regulators. The directors of the Company will continue to monitor the developments and the various changes to the proposed corporate governance guidelines and best practices and where applicable will amend its corporate governance guidelines accordingly.

Form 58-101F2 Guideline	The Governance Disclosure of the Company
1. Board of Directors

Disclose how the Board of Directors (the “Board”) facilitates its exercise of independent supervision over management, including the identity of directors that are independent, and the identity of directors who are not independent, and the basis for that determination.

During the past fiscal year the Board consisted of five (5) directors, of whom two (2) were independent. None of the unrelated directors had any direct or indirect material relationship with the Company (other than shareholdings) which could, in the view of the Company’s Board, reasonably interfere with the exercise of a director’s independent judgment. Phillip B. Garrison and David T. W. Yu were independent directors. As Johnny Christiansen had voting control and direction over more than 10% of the total issued shares, he was not independent. Richard L. McAdoo is the CEO of the Company and is not independent. Robert V. Rudman is the CFO of the Company and is also not independent.

2. Directorships
If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Certain directors of the Company are also directors of other reporting issuers as follows: David W.T. Yu is also a director of Apolo Gold & Energy Inc. which trades on the OTCQB under the symbol APLL.
3. Orientation and Continuing Education
Describe what steps, if any, the Board takes to orient new Board members, and describe any measures the Board takes to provide continuing education for directors.

Orientation and education of new members of the Board is conducted informally by management and members of the Board. The orientation provides background information on the Company’s history, performance and strategic plans. The Board encourages directors and senior management to participate in appropriate professional and personal development activities, courses and programs. In addition, the Company will provide any further continuing education opportunities for all directors, where required, so that individual directors may maintain or enhance their skills and abilities as directors, as well as to ensure that their knowledge and understanding of the Company’s business remains current.

4. Ethical Business Conduct
Describe what steps, if any, the Board takes to encourage and promote a culture of ethical business conduct.

The Board has adopted a formal written code of business conduct and ethics available on SEDAR at www.sedar.com. The Board monitors compliance with the code to ensure that its standards are met. All employees are provided with a copy of the code and management is responsible for brining any issues that arise with the code to the Board’s attention.

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5. Nomination of Directors
Disclose what steps, if any, are taken to identify new candidates for Board nomination, including who identifies new candidates, and the process of identifying new candidates.

The Board as a whole identifies new candidates for election to the Board. The Board prepares a shortlist of potential candidates through discussion with respected financial, legal and commercial institutions and interviews the interested candidates. The key criteria include the following: (i) professional background and related qualifications; (ii) industry experience and relevant professional relationships; (iii) other board appointments; (iv) professional standing and reputation in the investment and oil and gas communities; (v) membership of industry committees and (vi) particular technical or financial background depending on the mix of experience on the Board at that time.

The Board reviews the shortlist and makes the final determination about director nominations and appointments. Where appropriate independant consultants are engaged to identify possible new candidates for the Board.

6. Compensation
Disclose what steps, if any, are taken to determine compensation for the directors, the CEO and the CFO, including who determines compensation, and the process of determining compensation.

Please refer to the disclosure in the Information Circular under “Philosophy And Objectives In Compensation Of Executives” for disclosure about how compensation of directors and executive officers is determined.

7. Other Board Committees
If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Board is satisfied that in view of the nature and extent of the Company’s business operations, it is more efficient and cost effective for the full Board to perform the duties that would be required by standing committees, other than the Audit Committee, the Compensation Committee, and the Reserves Committee.

The Reserves Committee is composed of Richard L. McAdoo and Robert V. Rudman. The purpose of the Reserves Committee is to assist the Board in carrying out its responsibilities with respect to annual and interim reviews of the Company's oil and gas reserves. The responsibilities of the Reserves Committee include (i) if required, recommending to the Board the preferred independent evaluators and the terms of the engagement; (ii) if required, reviewing the Corporation's procedures for providing information to the independent evaluator with respect to its oil and gas reserves; (iii) reviewing the Corporation's procedures relating to the disclosure of information with respect to its reserves; (iv) ensuring that the Corporation complies with regulatory and legal requirements; (v) signing off on the year end reserve evaluation; and (vi) generally ensure that all actions necessary have been taken to conform to regulatory and legal requirements.

8. Assessments
Disclose what steps, if any, that the Board takes to satisfy itself that the Board, its committees, and its individual directors are performing effectively.	The Board does not, at present, have a formal process in place for assessing effectiveness of the Board as a whole or its individual directors.

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SCHEDULE-C

Sale and Purchase Agreement for
Shares of Visionaire Energy AS between
Continental Energy Corporation and Visionaire Invest AS

This shares sale and purchase agreement (the "Agreement") is hereby made and entered into on this 15th day of September 2014, (the "Agreement Date") by and between:

CONTINENTAL ENERGY CORPORATION, a British Columbia, Canada, corporation having its registered offices at 900-885 West Georgia Street, Vancouver, British Columbia, V6C 3H1, Canada, www.continentalenergy.com, (hereinafter referred to as the "Seller").

VISIONAIRE INVEST AS, a Norwegian corporation having its registered offices at Nedre vei 24, Karljohansvern, 3183 Horten, Norway, www.visionaire.no, (hereinafter referred to as the "Buyer")

RECITALS; THAT

WHEREAS, the Seller owns one thousand, five hundred & thirty (1,530) fully paid and non-assessable shares, representing an undivided, majority of fifty-one percent (51%) shareholding equity ownership in a company incorporated in Norway named Visionaire Energy AS ("VEN").

WHEREAS, the Seller wishes to sell to the Buyer its 1,530 shares and majority 51% stake in VEN and the Buyer wishes to purchase said stake, all pursuant to the shares sale and purchase transaction terms and conditions provided for in this Agreement.

Now therefore in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties do hereby covenant and agree with each other as follows:

Article-1: INTERPRETATION

1.1	DEFINITIONS

In this Agreement, including the premises, schedules and the exhibits hereto, the following defined terms shall have the meaning ascribed thereto as follows:

"Applicable Law" means the applicable provisions of any Laws having jurisdiction over the Buyer, the Seller, VEN, or the transactions contemplated in this Agreement.

"ASGM" means the 2014 Annual and Special General Meeting of the shareholders of the Seller to be held in Vancouver, British Columbia, Canada, at a place and upon a date as called for by the Seller to (1) receive the audited consolidated financial statements of the Seller for the fiscal year ended June 30, 2014, (2) elect directors for the ensuing year, (3) appoint the auditor for the ensuing year and authorize the directors to fix the remuneration to be paid to the auditor, and (4) present this Agreement to the shareholders for approval.

"Buyer" means Visionaire Invest AS, a privately held Norwegian company that is also a Party to this Agreement.

"CEC Shares" means those certain shares of Continental Energy Corporation in the amount and proportion set forth in Article-2.2.b of this Agreement.

"Closing" and "Closing Date" have the meaning ascribed thereto in Article-4.1.

"Diligence Materials" means all legal, financial and any other related commercial due diligence information not in the public domain which has been exchanged between the Seller and the Buyer.

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"Effective Date" has the meaning ascribed thereto in Article-3.1.

"Laws" shall mean all laws, statutes, codes, ordinances, orders, decrees, rules, and regulations promulgated by any governmental body having jurisdiction and "Law" shall mean any one of them.
"Purchase Price" has the meaning ascribed thereto in Article-2.1.

"Requisite Approvals" means all consents, approvals and authorizations of any nature required by Applicable Law, corporate Constating Documents, or third party agreements that are necessary to be obtained in order to make good and lawful completion of the sale, purchase, transfer, and delivery of the VEN Shares from the Seller to the Buyer and of the CEC Shares from the Buyer to the Seller.

"Seller" means Continental Energy Corporation, a publicly held company incorporated in British Columbia, Canada that is also a Party to this Agreement.

"VEN Shares" means those certain shares of Visionaire Energy AS in the amount and proportion set forth in Article-2.1 of this Agreement.

"VEN" means Visionaire Energy AS, a privately held Norwegian company, the sale and purchase of whose common shares are the subject of this Agreement.

"Warranty" means the representation, undertakings and warranties as set out in Article-5.

1.2	SCHEDULES

The following additional agreements, annexes, exhibits, schedules (collectively referred to hereinafter as "Schedules") are annexed and attached to this Agreement and form a part hereof and have the same force and effect as if set out in the body of this Agreement:

  Schedule-A : Copy of the registration representing the VEN Shares.

  Schedule-B : Copy of the certificate representing the CEC Shares.

  Schedule-C : Resignation of Johnny Christiansen, Buyer's appointee, as a director of Seller.

  Schedule-D : Resignation of Richard L. McAdoo, Seller's appointee, as a director of Buyer.

  Schedule-E : Resignation of Robert V. Rudman, Seller's appointee, as a director of Buyer.

1.3	CONSTRUCTION

In this Agreement, including the premises, schedules and exhibits hereto, unless otherwise expressly stated:

a)	References to a "Party" or "Parties" are references to a Party or Parties to this Agreement and include their respective successors and permitted assigns.

b)	References to "herein", "hereby", "hereunder", "hereto", "hereof' and similar expressions are references to this Agreement and not to any particular section, subsection or schedule.

c)

References to a statutory provision includes a reference to the statutory provision as modified or re-enacted or both from time to time before the date of this Agreement and any subordinate legislation made under the statutory provision (as so modified or reenacted) before the date of this Agreement.

d)	References to an "Article", "Section", "subsection", or "clause" are references to an Article, Section, subsection, or clause of this Agreement.

e)	References to a "Schedule" are references to a Schedule to this Agreement as described in Article-1 .2.

f)	References to dollar, USD or US$ amounts are references to United States dollar amounts.

g)	Words importing the singular shall include the plural and vice versa.

h)	Words importing gender shall include the masculine, feminine and neuter genders.

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i)	References to a "person" or "persons" shall include individuals, corporations, partnerships, associations, bodies politic and other entities, all as may be applicable in the context.

j)	The use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof.

1.4	ENTIRE AGREEMENT

This Agreement, together with all other agreements, instruments, certificates, assignments and other documents to be delivered by the Parties pursuant to this Agreement, constitute the entire agreement between the Parties pertaining to the subject matter of this Agreement. Further, this Agreement supersedes all prior agreements of the Parties whether oral or written, express or implied in connection with the subject matter of this Agreement.

Article-2: CONSIDERATION

2.1	PURCHASE PRICE

The Buyer and the Seller hereby agree and accept that the price at which the Buyer shall buy and the Seller shall sell, the VEN Shares is One Million, Two Hundred Thousand, United States Dollars (US$ 1,200,000) and this amount is hereinafter referred to as the "Purchase Price".

2.2	PURCHASE PRICE COMPONENTS

Further, the Buyer and the Seller agree that the Purchase Price shall be paid and delivered by the Buyer to the Seller at Closing in two components as follows:

a)	A cash payment in the amount of Two Hundred Thousand USD (US$ 200,000), hereinafter referred to as the "Cash Component" of the Purchase Price; and

b)

Transfer of an aggregate amount of twenty million (20,000,000) fully paid and non-assessable common shares of Continental Energy Corporation that are duly issued in the name of the Buyer and represented by certificate number 00100040ZQ dated 12 June 2013 (the "CEC Shares"). The CEC Shares are hereinafter also referred to as the "CEC Shares Component" of the Purchase Price. The CEC Shares are agreed to have a deemed purchase value equivalent to US$0.050 (five cents) each or an aggregate One Million USD (US$ 1,000,000).

2.2	VEN SHARES SALE

In consideration of the Purchase Price, the Seller hereby agrees to sell and cause good transfer and delivery to the Buyer of an aggregate amount of one thousand, five hundred & thirty (1,530) fully paid and non-assessable shares of VEN representing an undivided, majority of fifty-one percent (51%) shareholding equity ownership in VEN (the "VEN Shares") in accordance with the provisions of this Agreement.

2.3	VEN SHARES PURCHASE

In consideration of its purchase, the Buyer hereby agrees to pay the Cash Component of the Purchase Price and cause good transfer and delivery of the CEC Shares Component of the Purchase Price to the Seller at Closing in accordance with the provisions of this Agreement.

2.4	COPIES OF REGISTRATIONS & CERTIFICATES

Copies of the registrations and certificates representing the VEN Shares and the CEC Shares are attached to, and hereby made a part of this Agreement to the same extent as if incorporated in the body hereof, and are labeled Schedule-A and Schedule-B respectively.

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Article-3: EFFECTIVENESS

3.1	EFFECTIVE DATE

Subject to Closing in the manner provided for in Article-4.1, the Parties agree that the purchase and sale transaction contemplated in this Agreement shall be deemed to be effective from and upon 30 June 2014 and said date shall be the "Effective Date" of the transaction for accounting and other purposes and is referred to in such context herein.

3.2	APPROVAL BY SELLER’S SHAREHOLDERS

The sale of the VEN Shares by the Seller to the Buyer as contemplated herein is subject to and conditional upon the Seller first obtaining approval of the sale by its shareholders at the ASGM.

3.3	APPROVAL BY BUYER’S SHAREHOLDERS

The purchase of the VEN Shares by the Buyer from the Seller contemplated herein is subject to and conditional upon the Buyer first obtaining approval of the purchase by its shareholders at an extraordinary general assembly to be held prior to the ASGM.

3.4	RESIGNATION OF BUYER’S APPOINTEE TO SELLER'S BOARD

As of the Agreement Date, a related party and principal of the Buyer, Mr. Johnny Christiansen, is a member of the board of directors of the Seller. Simultaneously with Buyer's signature of this Agreement, the Buyer shall cause Mr. Christiansen to resign from the Seller's board effective upon the Agreement Date, using the director's resignation letter attached hereto as Schedule-C. The duly signed Schedule-C and resignation are hereby made a part of this Agreement to the same extent as if incorporated into the body hereof.

3.5	RESIGNATION OF SELLER’S DIRECTORS TO VEN’S BOARD

As of the Agreement Date, Richard L. McAdoo and Robert V. Rudman are members of the board of directors of VEN. Simultaneously with Seller's signature of this Agreement, the Seller shall cause Mr. McAdoo and Mr. Rudman to resign from VEN's board effective upon the Agreement Date, using the director's resignation letters attached hereto as Schedule-D and Schedule-E. The said duly signed Schedules and resignations are hereby made a part of this Agreement to the same extent as if incorporated into the body hereof.

Article-4: COMPLETION

4.1	CLOSING AND CLOSING DATE

The closing of the purchase and sale contemplated hereby ("Closing") shall take place upon the date of the ASGM at the place of the ASGM and at a time immediately following the ASGM; and then only upon confirmation of the approval of the Seller's shareholders as provided for in Section-3.2. The date of such Closing shall be referred to as the "Closing Date".

4.2	SELLER’S CLOSING DELIVERIES

At Closing, the Seller shall deliver or cause to be delivered to the Buyer the following in a form and substance pre-agreed by the Parties and acceptable to the Buyer:

a)	delivery of a duly signed statement from the chairman of the ASGM that the shareholders of the Seller have approved the sale and transfer of the VEN Shares to the Buyer; and

b)	duly authorized and irrevocable transfer instruction for the sale and transfer of the VEN Shares to the Buyer from the Seller.

4.3	BUYER’S CLOSING DELIVERIES

At Closing, the Buyer shall deliver or cause to be delivered to the Seller the following in a form and substance that is pre-agreed by the Parties and acceptable to the Seller:

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a)	delivery of a cashier’s check drawn on a major Canadian bank or an irrevocable wire transfer instruction for payment of the Cash Component of the Purchase Price to the Seller;

b)

the original paper share certificate representing the CEC Shares Component of the Purchase Price duly authorized by guaranteed signatures for irrevocable transfer of the CEC Shares to the Seller from the Buyer; and

c)	delivery of a resolution of the Buyer’s shareholders approving both the Buyer’s purchase of the VEN Shares and the transfer of the CEC Shares to the Seller in partial consideration thereof.

Article-5: REPRESENTATIONS AND WARRANTIES

5.1	SELLER'S REPRESENTATIONS AND WARRANTIES

The Seller covenants with, and represents and warrants to the Buyer that, as of the date of this Agreement and as at Closing:

a)	the VEN Shares are conveyed to the Buyer, free and clear of all liens, encumbrances, security interests and other third party claims and interests of any nature whatsoever;

b)

the Seller is a corporation duly incorporated and validly subsisting under the laws of British Columbia, Canada, and has full capacity and authority to sell the VEN Shares, and to otherwise transact the affairs contemplated by this Agreement, in accordance with the provisions hereof and thereof;

c)

the Seller has taken all corporate actions and obtained all Requisite Approvals necessary to authorize the execution and delivery of this Agreement, and will at the Effective Date have taken all corporate actions necessary to complete the sale of VEN Shares to the Buyer in accordance with the provisions hereof;

d)

this Agreement has been validly executed and delivered, and it and all other documents executed and delivered by or on behalf of the Seller pursuant hereto shall constitute legal, valid and binding obligations of the Seller enforceable in accordance with their respective terms and conditions;

e)

completion of the sale of VEN Shares in accordance with the provisions of this Agreement will not constitute a default under, or be in contravention or in breach of any agreement or instrument to which the Seller is a party, or by which it is bound; and

f)	the Seller has had the opportunity to consult its own independent professional advisors with respect to the consequences of entering this Agreement.

5.2	BUYER'S REPRESENTATIONS AND WARRANTIES

The Buyer covenants with, and represents and warrants to the Seller that, as of the date of this Agreement and as at Closing:

a)

the CEC Shares Component of the Purchase Price are conveyed to the Seller, free and clear of all liens, encumbrances, security interests and other third party claims and interests of any nature whatsoever;

b)

the Buyer is a corporation duly incorporated and validly subsisting under the laws of Norway and has full capacity and authority to purchase VEN Shares, and to otherwise transact the affairs contemplated by this Agreement, in accordance with the provisions hereof and thereof;

c)

the Buyer has taken all corporate actions necessary to authorize the execution and delivery of this Agreement, and will at the Effective Date have taken all corporate actions necessary to complete the purchase of VEN Shares and pay and deliver the Purchase Price to the Seller in accordance with the provisions hereof;

d)

this Agreement has been validly executed and delivered, and it and all other documents executed and delivered by or on behalf of the Buyer pursuant hereto shall constitute legal, valid and binding obligations of the Buyer enforceable in accordance with their respective terms and conditions;

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e)

completion of the purchase of VEN Shares in accordance with the provisions of this Agreement will not constitute a default under, or be in contravention or in breach of any agreement or instrument to which the Buyer is a party, or by which it is bound; and

f)	the Buyer has had the opportunity to consult its own independent professional advisors with respect to the consequences of entering this Agreement.

Article-6: GENERAL

6.1	CONFIDENTIAL INFORMATION AND PUBLIC ANNOUNCEMENTS

The Parties shall maintain confidential the content of this Agreement, except that any press release or filing required of a Party by securities regulatory authorities having jurisdiction with respect to the transaction contemplated in this Agreement shall be made by each of the Parties exerting its best efforts to cooperate and coordinate with the other Parties as to the form, nature and extent of such disclosure.

6.2	BROKERS' FEES

No Party shall be liable for the payment of any commissions or compensation in the nature of finders' fees to any broker or agent acting on behalf of the other Party.

6.3	COMMUNICATIONS

All notices and other communications given in connection with this Agreement shall be in writing, and the respective addresses of the Parties for the service of any such notices or other communications shall be as first above written. Communications given in connection with this Agreement shall be deemed to be sufficiently given if delivered by courier upon the date of signature of the courier's delivery ticket.

6.4	TRANSACTION EXPENSES

Each party shall pay its own costs and expenses of and incidental to the negotiation, preparation, execution and implementation by it of this Agreement and of all other documents referred to in it.

6.5	GOVERNING LAW

This Agreement shall be governed by and construed in accordance with the laws of Norway.

6.6	SEVERABILITY

If any provision of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

6.7	RIGHTS CUMULATIVE

Each Party's rights and remedies contained in this Agreement are cumulative and not exclusive of rights or remedies provided by Applicable Law.

6.8	MUTUAL DRAFTING

This Agreement is the joint product of the Seller and the Buyer and each provision hereof and thereof has been subject to the mutual consideration, negotiation and agreement of all of the Parties and shall not be construed for or against any Party.

6.9	TIME OF ESSENCE

Time shall be of the essence in this Agreement.

6.10	COUNTERPARTS AND GOOD DELIVERY

This Agreement may be executed in any number of counterparts, each of which when executed and delivered shall be an original. Good delivery of signed counterparts shall be made when delivered on paper, when transmitted electronically by fax, or when scanned and attached to an email. All the signed counterparts so delivered and taken

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together shall constitute one and the same instrument and have the same force and effect as if all of the Parties had executed the same instrument.

6.11	FURTHER ASSURANCES

Each of the Parties shall from time to time and at all times on and after the Effective Date, without further consideration, do and perform all such further acts and things, and execute and deliver all such further agreements, assurances, notices, releases and other documents and instruments, as may reasonably be required to more fully assure the sale, purchase, transfer, and safe delivery of the VEN Shares to the Buyer and of the CEC Shares to the Seller in accordance with the provisions of this Agreement, and otherwise to assure the carrying out of the intent and purpose of this Agreement.

IN WITNESS WHEREOF the Parties have executed and delivered this Agreement as of the date first above written.

On behalf of the Buyer,	On behalf of the Seller,
By its duly authorized representatives:	By its duly authorized representatives:

(signed)	(signed)
Johnny Christiansen	Richard L. McAdoo
Director	Director & CEO

(signed)	(signed)
Per Arne Lislien	Robert V. Rudman
Director	Director & CFO

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